FORM SE
FORM FOR SUBMISSION OF PAPER FORMAT EXHIBITS BY ELECTRONIC FILERS

Citigroup Mortgage Loan Trust Inc.	**0001269472**
Exact Name of Registrant as Specified in Charter	Registrant CIK Number
Form 8-K, November 11, 2003, Series 2003-HE2	**333-107958** -01
Electronic Report, Schedule or Registration Statement of Which the Documents Are a Part (give period of report)	SEC File Number, if available

Name of Person Filing the Document
(If Other than the Registrant)

NOV 17 2003

[redacted]

03038407

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

Dated: November 5, 2003

CITIGROUP MORTGAGE LOAN TRUST INC.

By: ______________________

Name: Matthew R. Bollo

Title: Asst. Vice President

IN ACCORDANCE WITH RULE 202 OF REGULATION S-T, THIS EXHIBIT IS BEING FILED IN PAPER PURSUANT TO A CONTINUING HARDSHIP EXEMPTION.

EXHIBIT INDEX

Exhibit No.	Description	Format
99.1	Collateral Term Sheets	P*

*The Collateral Term Sheets have been filed on paper pursuant to a continuing hardship exemption from certain electronic filing requirements.

PRELIMINARY TERM SHEET

citigroup

Citigroup Mortgage Loan Trust, Inc.
Asset-Backed Pass-Through Certificates
Series 2003-HE2

$133,565,000 Class A, Class M-1, Class M-2 and Class M-3 Certificates

Citigroup Mortgage Loan Trust, Inc.
Depositor

Litton Loan Servicing, LP.
Servicer

The following is a preliminary Term Sheet. All terms and statements are subject to change.

Dated as of: November 3, 2003

Structure Overview – Offered Certificates @ 100% PPC**

To Maturity

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	$117,830,000	Offered	Floater - Senior	1mL	2.79	Act/360	1-205	Sept 2033	AAA/Aaa/AAA
M-1	$8,782,000	Offered	Floater - Mezz	1mL	5.69	Act/360	40-170	Sept 2033	AA-/Aa2/AA
M-2	$4,757,000	Offered	Floater - Mezz	1mL	5.62	Act/360	39-157	Sept 2033	A/A1/A+
M-3	$2,196,000	Offered	Floater - Mezz	1mL	5.57	Act/360	38-146	Sept 2033	A-/A2/A+
M-4*	$2,561,000	Non-Offered	Floater - Mezz	1mL	5.53	Act/360	38-140	Sept 2033	BBB+/A3/A-
M-5*	$1,464,000	Non-Offered	Floater - Mezz	1mL	5.48	Act/360	38-132	Sept 2033	BBB/Baa1/BBB+
M-6*	$2,195,000	Non-Offered	Floater - Mezz	1mL	5.42	Act/360	37-126	Sept 2033	BBB-/Baa2/BBB
M-7*	$2,928,000	Non-Offered	Floater - Mezz	1mL	5.24	Act/360	37-115	Sept 2033	BB+/Baa3/BB+

Structure Overview – Offered Certificates @ 100% PPC**

To 10% Call

Class	Approx. Size ($)	Status	Type	Bmark	WAL (yrs)	Interest Accrual Basis	Payment Window	Stated Final Maturity	Expected Ratings (S&P/Moody's/Fitch)
A	$117,830,000	Offered	Floater - Senior	1mL	2.57	Act/360	1-92	Sept 2033	AAA/Aaa/AAA
M-1	$8,782,000	Offered	Floater - Mezz	1mL	5.15	Act/360	40-92	Sept 2033	AA-/Aa2/AA
M-2	$4,757,000	Offered	Floater - Mezz	1mL	5.11	Act/360	39-92	Sept 2033	A/A1/A+
M-3	$2,196,000	Offered	Floater - Mezz	1mL	5.10	Act/360	38-92	Sept 2033	A-/A2/A+
M-4*	$2,561,000	Non-Offered	Floater - Mezz	1mL	5.09	Act/360	38-92	Sept 2033	BBB+/A3/A-
M-5*	$1,464,000	Non-Offered	Floater - Mezz	1mL	5.09	Act/360	38-92	Sept 2033	BBB/Baa1/BBB+
M-6*	$2,195,000	Non-Offered	Floater - Mezz	1mL	5.08	Act/360	37-92	Sept 2033	BBB-/Baa2/BBB
M-7*	$2,928,000	Non-Offered	Floater - Mezz	1mL	5.07	Act/360	37-92	Sept 2033	BB+/Baa3/BB+

* M-4, M-5, M-6 and M-7 are not available for sale
** 100% PPC is a prepayment vector with the following assumptions: 27% CPR for the ARM loans and 4% - 23% CPR for fixed loans for the first 12 months and 23% CPR thereafter.

Preliminary Summary of Terms

Offered Certificates: Approximately $133,565,000 floating-rate Class A, Class M-1, Class M-2 and

	Class M-3 Certificates. All the Certificates are backed by adjustable- and fixed-rate, first lien, sub-prime mortgage loans.
Mezzanine Certificates:	Class M-1, Class M-2, Class M-3, Class M-4, Class M-5, Class M-6 and Class M-7 Certificates (the "Class M Certificates").
Subordinate Certificates:	The Class M and Class CE Certificates.
Depositor:	Citigroup Mortgage Loan Trust, Inc
Originator:	Encore Credit Corporation ("Encore")
Servicer:	Litton Loan Servicing LP; Rated RPS1 as Primary Servicer and RSS1 as Special Servicer by Fitch, SQ1 by Moody's, and Strong by Standard and Poor's.
Trustee and Custodian:	Deutsche Bank National Trust Company.
Trust Administrator:	Citibank, N.A.
Timing:	Cut-off Date: October 1, 2003 Expected Pricing Date: On or about [November 3], 2003 Expected Settlement Date: On or about November 5, 2003 First Distribution Date: November 25, 2003
Record Date:	The business day immediately preceding the Distribution Date.
Distribution Date:	Distribution of principal and interest on the Certificates will be made on the 25th day of each month or, if such day is not a business day, on the first business day thereafter commencing in November 2003.
Collateral:	Comprised of approximately 773 adjustable- and fixed-rate first-lien mortgage loans with LTVs at origination not in excess of 100%, totaling approximately $146,372,724.09.
Structure:	Senior/Mezzanine/Overcollateralization
Non-Offered Certificates:	Class M-4, Class M-5, Class M-6, Class M-7, Class CE, Class P, Class R and Class R-X Certificates will NOT be offered.
Pass Through Rate:	The Pass-Through Rate for each class will equal the lesser of i) the applicable Formula Rate ii) the Net WAC Rate
Formula Rate:	The Formula Rate for any class of offered certificates is the lesser of (a) One-Month LIBOR plus the related certificate margin (b) the Maximum Cap Rate.

Preliminary Summary of Terms

Net WAC Rate:	The Net WAC Rate for any Distribution Date of the Class A and Class M Certificates is a rate per annum (adjusted for the actual number of days in the

related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Mortgage Rates on the then outstanding mortgage loans, weighted based on their principal balances as of the first day of the related Due Period.

"Expense Adjusted Mortgage Rate" on any mortgage loan is equal to the then applicable mortgage rate on the mortgage loan as of the first day of the related Due Period minus the sum of (i) the servicing fee rate of 0.50% per annum and (ii) the trustee fee rate of 0.02% per annum.

Maximum Cap Rate:

The Maximum Cap Rate for any distribution date and the Offered Certificates is a rate per annum (adjusted for the actual number of days in the related Interest Accrual Period) equal to the weighted average of the Expense Adjusted Maximum Mortgage Rates on the then outstanding mortgage loans, weighted based on their principal balances as of the first day of the related Due Period plus the excess of the prevailing LIBOR rate over the strike rate pursuant to the Cap Contract upto the maximum rate as set forth in the Cap Contract.

The "Expense Adjusted Maximum Mortgage Rate" for any mortgage loan and any distribution date will be a per annum rate equal to the applicable maximum mortgage rate for such mortgage loan (or the mortgage rate in the case of any fixed-rate mortgage loan) as of the first day of the related Due Period minus the sum of (i) the servicing fee rate of 0.50% per annum and (ii) the trustee fee rate of 0.02% per annum.

Cap Contract:

For the first 34 Distribution Dates the Offered Certificates will have the benefit of a cap contract. The cap contract requires the counterparty to pay amounts to the Trust Administrator to the extent one-month LIBOR for any related interest accrual period exceeds the rate set forth in the cap contract, up to a maximum rate set forth in the cap contract, in an amount equal to such excess multiplied by the notional amount for such interest accrual period set forth in the cap contract. Cap payments, if any, made by the counterparty under the cap contract will be available for distribution on the Offered Certificates in respect of basis risk shortfall amounts

Available Interest:

Available Interest for any Distribution Date for each class will equal the related certificate principal balance of such class as of the preceding Distribution Date multiplied by the applicable Pass-Through Rate plus any payments received under the Cap Contract.

Interest Accrual Basis:

Actual/360.

Interest Accrual Period:

The period commencing on the Distribution Date of the month immediately preceding the month in which the Distribution Date occurs or, in the case of the first period, commencing on the Closing Date, and ending on the day preceding the Distribution Date.

Delay Days:

0 days on all Certificates.

Preliminary Summary of Terms

Due Period:

The Due Period with respect to any Distribution Date commences on the second day of the month immediately preceding the month in which the Distribution Date occurs and ends on the first day of the month in which the Distribution Date occurs.

Class A Principal Distributions: Until the Stepdown Date, the Class A Certificates will receive ALL of the principal collected on the mortgage pool plus any Excess Spread required to reach or maintain the Overcollateralization Target. After the Stepdown Date and assuming no Trigger Event is in effect, principal distributed to the Class A Certificates will generally be an amount, subject to funds available, such that the Class A Certificates will have 39.00% (2x the original credit enhancement level) of the current balance of the mortgage loans as credit enhancement.

Class M Principal Distributions: The Class M Certificates will NOT receive any principal distributions prior to the Stepdown Date. Thereafter (assuming no Trigger Event is in effect), principal will be shared among the Class M Certificates in the following order of priority, until each Class has a percentage equal to 2x the original credit enhancement level of the current balance of the mortgage loans as credit enhancement (the target percentage for each Class is indicated herein):

1. Class M-1 Certificates until they have 27.00% of credit enhancement
2. Class M-2 Certificates until they have 20.50% of credit enhancement
3. Class M-3 Certificates until they have 17.50% of credit enhancement
4. Class M-4 Certificates until they have 14.00% of credit enhancement
5. Class M-5 Certificates until they have 12.00% of credit enhancement
6. Class M-6 Certificates until they have 9.00% of credit enhancement
7. Class M-7 Certificates until they have 5.00% of credit enhancement

Credit Enhancement:

1. Excess Spread
2. Overcollateralization
3. Subordination

Interest Carry Forward Amount: For each class of Class A and Class M Certificates, on any Distribution Date, the sum of (i) the excess of (A) interest at the Pass-Through Rate for such Class with respect to the prior Distribution Date (which by definition excludes any Net WAC Rate Carryover Amount with respect to such class), plus any unpaid Interest Carry Forward Amount from the prior Distribution Date, over (B) the amount actually distributed to such class with respect to interest on such prior Distribution Date and (ii) interest on such excess for the most recently ended Accrual Period at the then applicable pass-through rate for such class.

Net WAC Rate Carryover Amount: For any Distribution Date for the Class A and Class M Certificates, the Net WAC Rate Carryover Amount for such class for such Distribution Date is an amount equal to the sum of (i) the excess, if any, of (x) the amount of interest such class of certificates would have accrued for such Distribution Date had the Pass-Through Rate for such class been the related Formula Rate over (y) the amount of interest such class accrued for such Distribution Date at the related Pass-Through Rate and (ii) the unpaid portion of any Net WAC Rate Carryover Amount for such class for the previous Distribution Date and interest thereon for the most recently ended Accrual Period at the then applicable Formula Rate for such class.

Any Net WAC Rate Carryover Amount will be distributed on such distribution date or on future distribution dates from and to the extent of funds available in

Net WAC Rate Carryover Amount (contd.): such Net WAC Rate Carryover Reserve Account maintained by the trustee. The source of funds on deposit in such Net WAC Rate Carryover Reserve Account will be limited to payments if any, made under the cap contract covering Class A-1, Class M-1, Class M-2 and Class M-3 Certificates and, as provided in the pooling and servicing agreement, amounts that would otherwise be distributed to the Class CE Certificates. Funds in the Net WAC Rate Carryover Reserve Account will be distributed to the Class A, Class M-1, Class M-2 and Class M-

3 pro rata their respective cap amounts, based on the principal balance on each such class for the previous Distribution Date, to the extent of any related Net WAC Rate Carryover Amount for each class on such distribution date. Any remaining amounts paid under the cap contracts to the extent not distributed as above and amounts deposited in the Net WAC Rate Carryover Reserve Account from Excess Interest plus amounts that would otherwise be distributed to the Class CE Certificates will be distributed sequentially to the Class A and the Class M Certificates, in each case to the extent of any related Net WAC Rate Carryover Amount.

Reasons for such carryover include:

i) the mortgage rates on most of the mortgage loans being either fixed or not adjusting for 2 or 3 years after origination,

ii) the adjustable-rate mortgage loans adjusting less frequently (adjust every 6 months) than the pass-through rates on the Certificates (adjust every month) and

iii) the adjustable-rate mortgage loans and the Certificates being based on different indices (6-month LIBOR and 1-month LIBOR, respectively).

The "Formula Rate" for any Class will be the 1-month LIBOR plus the related margin without giving effect to the related Net WAC Rate.

Excess Spread:

Interest at the initial weighted average net coupon of the mortgage pool will be greater than the initial interest distributions on the Class A and Class M Certificates, resulting in excess cash flow calculated in the following manner:

Initial Gross WAC:	7.19%
Less Fees & Expenses[1]:	0.52%
Less Initial Certificate Coupon[2] (Approx):	[1.78]%
Initial Excess Spread[3]:	[4.89]%

1) Includes Servicing fee rate and the Trustee fee rate.
2) Expressed as a per annum rate on the entire pool.
3) This amount will vary on each distribution date based on changes to:
   (i) Interest rates on the mortgage loans, and
   (ii) The Certificate pass-through rates
   (iii) The amount of overcollateralization

Overcollateralization Amount:

The Overcollateralization Amount with respect to any Distribution Date is the excess, if any, of (a) the aggregate principal balance of the mortgage loans as of the last day of the related Due Period over (b) the sum of the aggregate Certificate Principal Balance of the Class A, Class M and the Class P Certificates, after taking into account the distribution of principal described in Class A and Class M Principal Distribution sections.

Preliminary Summary of Terms

Overcollateralization Target Amount:

The Overcollateralization Target Amount for the Class A Certificates and all of the Class M Certificates is fully funded at issuance and is anticipated to be 2.50% of the principal balance of the mortgage loans as of the Cut-off Date. If, due to losses, the Overcollateralization Amount is reduced below the Overcollateralization Target Amount, Excess Spread, if any, will be applied as principal to reduce the Class A Certificate Principal Balance and, if allowed, the Class M Certificate Principal Balances, in order to maintain the Overcollateralization Target Amount. After the Stepdown Date, the Overcollateralization Target Amount may be reduced to 5.00% of the then current balance of the mortgage pool after applying payments received for the related Due Period, subject to a floor of 0.50% of the principal balance of the mortgage loans as of the Cut-Off Date, but no reductions in the Overcollateralization Target Amount will occur whenever a Trigger Event is in effect.

Stepdown Date:

The earlier to occur of (i) the first Distribution Date on which the aggregate Certificate Principal Balance of the Class A Certificates has been reduced to zero and (ii) the later to occur of (x) the Distribution Date occurring in Nov 2006 and (y) the first Distribution Date on which the Senior Enhancement Percentage (for purposes of this calculation only, prior to taking into account principal distributions on the certificates) is twice its initial amount (approximately 39.00%).

Credit Enhancement:

Class	S&P / Moody's / Fitch	Original Percentages	Stepdown Target Percentages
Class A	(AAA/Aaa/AAA)	19.50%	39.00%
Class M-1	(AA-/Aa2/AA)	13.50%	27.00%
Class M-2	(A/A1/A+)	10.25%	20.50%
Class M-3	(A-/A2/A+)	8.75%	17.50%
Class M-4	(BBB+/A3/A-)	7.00%	14.00%
Class M-5	(BBB/Baa1/BBB+)	6.00%	12.00%
Class M-6	(BBB-/Baa2/BBB)	4.50%	9.00%
Class M-7	(BB+/Baa3/BB+)	2.50%	5.00%

Losses:

Generally, any losses on the mortgage pool will be absorbed first by Excess Spread, second, by the Overcollateralization Amount and third, by the Class M Certificates in reverse numerical order. Losses allocated to Class M Certificates will NOT be reinstated or accrue interest but may be repaid on future distribution dates as described in "Distribution Priority" below.

Senior Enhancement Percentage:

For any Distribution Date, the percentage obtained by dividing (x) the sum of (i) the outstanding balance of the Mezzanine Certificates and (ii) the Overcollateralization Amount, in each case after taking into account the distribution of principal on the Class A and Class M Certificates on such Distribution Date by (y) the principal balance of the mortgage loans as of the last day of the related Due Period.

Preliminary Summary of Terms

Triggers:

Subject to final rating agency approval, with respect to any Distribution Date, a Trigger Event is in effect if:

i) The percentage obtained by dividing the principal amount of (x)(1) mortgage loans delinquent 60 days or more, (2) mortgage loans in foreclosure, (3) REO properties and (4) mortgage loans discharged due to bankruptcy, by (y) the aggregate principal balance of the mortgage loans in each case as of the last day of the previous calendar month, exceeds [40]% of the then current Senior Enhancement Percentage, or
ii) The aggregate amount of realized losses incurred since the Cut-off Date through the last day of the related Due Period divided by the Cut-off Date

principal balance of the mortgage loans exceeds the approximate applicable percentages set forth below with respect to such payment date:

Payment date occurring in	Percentage
November 2006 through October 2007	[3.00]%
November 2007 through October 2008	[4.50]%
November 2008 through October 2009	[5.25]%
November 2009 through October 2010	[6.00]%
November 2010 and thereafter	[7.00]%

Optional Termination: At its option, the Servicer may purchase all of the mortgage loans (and properties acquired on behalf of the trust), for a price not less than par on the mortgage loans and the fair market value of such properties, when the mortgage loans remaining in the trust, as of the last day of the related Due Period, have been reduced to less than 10% of the principal balance of the mortgage loans as of the Cut-Off Date. The Class A Certificates and Class M Certificates will be redeemed at par plus accrued interest, to the extent of available funds.

Step-up Coupon: If the Optional Termination is not exercised on the first Distribution Date on which it could have been exercised, the Class A margin will increase to 2x its initial margin and the Class M-1, M-2, M-3, M-4, M-5, M-6 and M-7 margins will increase to 1.5x their respective initial margins on the following Distribution Date.

Prepayment Assumption: The adjustable rate loans will be priced assuming a constant prepayment rate of 27% CPR for the life of the transaction and the fixed rate mortgage loans will be priced at 4% to 23% CPR over 12 months of the life of the mortgage loans and 23% CPR thereafter.

Preliminary Summary of Terms

Distribution Priority: Funds available for distribution, after reimbursements to the servicer and the trustee as permitted under the Pooling and Servicing Agreement, as follows:

1. Servicer Fees and Trustee Fees
2. Available Interest funds, as follows:
    a. current monthly Class A Interest Distributions, plus any Interest Carryforward Amount to the Class A Certificates
    b. current monthly Class M Interest Distributions, but not any Interest Carryforward Amount to the Class M Certificates, sequentially
3. Available principal funds, as follows:
    a. Prior to the Stepdown Date or on which a Trigger Event is in effect, to the Class A Certificates, until the principal balance of the Class A Certificates has been reduced to zero
    b. Prior to the Stepdown Date or on which a Trigger Event has occurred and is in effect:

i. to the Class M-1 Certificates, until the principal balance of the Class M-1 Certificates has been reduced to zero
ii. to the Class M-2 Certificates, until the principal balance of the Class M-2 Certificates has been reduced to zero
iii. to the Class M-3 Certificates, until the principal balance of the Class M-3 Certificates has been reduced to zero
iv. to the Class M-4 Certificates, until the principal balance of the Class M-4 Certificates has been reduced to zero
v. to the Class M-5 Certificates, until the principal balance of the Class M-5 Certificates has been reduced to zero
vi. to the Class M-6 Certificates, until the principal balance of the Class M-6 Certificates has been reduced to zero
vii. to the Class M-7 Certificates, until the principal balance of the Class M-7 Certificates has been reduced to zero

c. On or after the Stepdown Date, if no Trigger Event is in effect, monthly principal to the Class A and the Class M Certificates sequentially as described in the Class A and the Class M Principal Distributions sections

4. Excess Spread and any overcollateralization release amount to maintain the Overcollateralization Amount payable in the same priorities as available principal funds in 3 above.
5. To pay Interest Carryforward Amount on the Class M Certificates sequentially
6. Excess Spread to fund any allocated realized loss amounts to the Class M Certificates sequentially
7. To pay Net WAC Rate Carryover Amount to the Class A and Class M Certificates sequentially after taking into account amounts received under the cap contract (cap contract is only applicable to Class A, Class M-1, Class M-2, and Class M-3 Certificates)
8. To pay the Class CE and residual Certificates in accordance with the Pooling and Servicing Agreement.

Once the Certificate Principal Balance of a class of Mezzanine Certificates has been reduced to zero, such class will no longer be outstanding and therefore will not receive Net WAC Rate Carryover Amounts or Interest Carryforward Amounts provided, however, that such class shall be deemed to remain outstanding solely for purposes of receiving allocated realized loss amounts.

Preliminary Summary of Terms

Distribution Priority (contd.): Prepayment charges will not be included in amount available for distributions on the Offered Certificates and will be paid to the Class P Certificates.

P&I Advances: The Servicer is required to advance delinquent payments of principal and interest on the mortgage loans to the extent such amounts are deemed recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement. The Servicer will advance only delinquent interest payments on REO properties until liquidation.

Servicing Advances: The Servicer will pay all out-of-pocket costs related to its obligations, including, but not limited to: (a) expenses in connection with a foreclosed mortgage loan prior to the liquidation of that loan, (b) the costs of any judicial proceedings, including foreclosures and (c) the cost of managing and liquidating property acquired in relation to the loans, as long as it deems the costs to be recoverable. The Servicer is entitled to be reimbursed for these advances, and therefore these advances are not a form of credit enhancement.

Compensating Interest:	The Servicer is required to pay compensating interest up to the amount of ½ of its servicing fees to cover prepayment interest shortfalls due to partial and full prepayments by borrowers.
Taxation:	Designated portions of the trust will be established as one or more REMICs for federal income tax purposes.
ERISA Considerations:	The Class A and Class M Certificates are expected to be ERISA eligible as of the Closing Date. However, investors should consult with their counsel with respect to the consequences under ERISA and the Internal Revenue Code of an ERISA Plan's acquisition and ownership of the Class A and Class M Certificates.
Legal Investment:	The Class A and Class M-1 Certificates will constitute "mortgage-related securities" for purposes of the Secondary Mortgage Market Enhancement Act of 1984 ("SMMEA"). The Class M-2, M-3, M-4, M-5 M-6 and M-7 Certificates will NOT constitute "mortgage related securities" for purposes of SMMEA.
Form of Registration	Book-entry form through DTC, Clearstream and Euroclear.
Minimum Denominations	$100,000 and integral multiples of $1 in excess thereof.
Underwriter:	Citigroup Global Markets Inc. ("Citigroup") as Sole Manager.

Citigroup Mortgage Finance Contacts

Name:	Telephone:	E-Mail:
Randy Appleyard Director	(212) 723-6394	randy.appleyard@citigroup.com
Matthew Bollo Vice President	(212) 723-6375	matthew.bollo@citigroup.com
Pavithra Jayaraman Associate	(212) 723-6386	pavithra.jayaraman@citigroup.com
Bobbie Theivakumaran Analyst	(212) 723-6753	bobbie.theivakumaran@citigroup.com

Citigroup MBS Trading Contacts

Name:	Telephone:	E-Mail:
Jim De Mare Managing Director	(212) 723-6217	james.p.demare@citigroup.com
Matt Cherwin Vice President	(212) 723-6217	matthew.cherwin@citigroup.com
Michael Leung Director	(212) 723-6325	michael.leung@citigroup.com

CORRIDOR SCHEDULE

A-1, M-1, M-2 & M-3

Pd	Schedule
1	133,565,000
2	130,678,313
3	127,779,052
4	124,866,099
5	121,938,735
6	118,996,643
7	116,039,907
8	113,069,011
9	110,084,831
10	107,088,631
11	104,082,516
12	101,151,574
13	98,293,924
14	95,507,733
15	92,791,215
16	90,142,628
17	87,560,273
18	85,042,494
19	82,587,677
20	80,194,247
21	77,860,676
22	75,585,581
23	73,367,401
24	71,214,821
25	69,115,822
26	67,069,070
27	65,073,270
28	63,127,231
29	61,229,647
30	59,386,216
31	57,588,510
32	55,835,395
33	54,125,768
34	52,458,605

Assumes Oct 31, 2003 close.

EXCESS INTEREST OF POOL (PRELIMINARY AND SUBJECT TO CHANGE AT PRICING)

CMLTI 2003-HE2
$133,565,000

Pd	Libor Flat	Pd	Libor Flat
1	5.23	49	4.62
2	4.93	50	4.69
3	4.87	51	4.62
4	4.86	52	4.62
5	4.97	53	4.75
6	4.85	54	4.62
7	4.90	55	4.68
8	4.83	56	4.62
9	4.88	57	4.68
10	4.82	58	4.62
11	4.81	59	4.62
12	4.86	60	4.68
13	4.79	61	4.62
14	4.85	62	4.68
15	4.78	63	4.61
16	4.77	64	4.61
17	4.94	65	4.81
18	4.75	66	4.61
19	4.80	67	4.68
20	4.73	68	4.61
21	4.79	69	4.68
22	4.71	70	4.61
23	4.70	71	4.61
24	4.76	72	4.67
25	4.68	73	4.61
26	4.74	74	4.67
27	4.66	75	4.61
28	4.65	76	4.61
29	4.83	77	4.80
30	4.63	78	4.61
31	4.68	79	4.67
32	4.60	80	4.60
33	4.66	81	4.67
34	4.58	82	4.60
35	4.56	83	4.60
36	4.62	84	4.67
37	4.54	85	4.60
38	4.61	86	4.67
39	4.58	87	4.60
40	4.61	88	4.60
41	4.81	89	4.79
42	4.62	90	4.60
43	4.69	91	4.66
44	4.63	92	4.60
45	4.69	93	
46	4.62		
47	4.62		
48	4.69		

- Excess Interest (Funds from the Class CE/beg collateral *1200)
- Prepayment Assumptions: 4%-23% CPR for the Fixed-Rate Group for first 12 months and 27% CPR for the Adjustable-Rate Group
- Priced to Call
- Bonds pay at 1 Month LIBOR forwards, while Collateral recasts under 6 Month LIBOR forwards *(See Attached LIBOR Curve on next page)*
- Assumes Oct 31, 2003 close.

Net WAC Cap Table – 1-month LIBOR @ 1.12% for Life;6-month LIBOR @ 1.24% for Life

A-1		SUBS		A-1		SUBS		A-1		SUBS	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
1	8.01%	1	8.01%	31	6.65%	31	6.65%	61	6.42%	61	6.42%
2	6.67%	2	6.67%	32	6.43%	32	6.43%	62	6.63%	62	6.63%
3	6.45%	3	6.45%	33	6.64%	33	6.64%	63	6.41%	63	6.41%
4	6.45%	4	6.45%	34	6.43%	34	6.43%	64	6.41%	64	6.41%
5	6.89%	5	6.89%	35	6.43%	35	6.43%	65	7.10%	65	7.10%
6	6.45%	6	6.45%	36	6.64%	36	6.64%	66	6.41%	66	6.41%
7	6.66%	7	6.66%	37	6.43%	37	6.43%	67	6.63%	67	6.63%
8	6.45%	8	6.45%	38	6.64%	38	6.64%	68	6.41%	68	6.41%
9	6.66%	9	6.66%	39	6.43%	39	6.43%	69	6.62%	69	6.62%
10	6.44%	10	6.44%	40	6.43%	40	6.43%	70	6.41%	70	6.41%
11	6.44%	11	6.44%	41	7.12%	41	7.12%	71	6.41%	71	6.41%
12	6.66%	12	6.66%	42	6.43%	42	6.43%	72	6.62%	72	6.62%
13	6.44%	13	6.44%	43	6.64%	43	6.64%	73	6.41%	73	6.41%
14	6.66%	14	6.66%	44	6.43%	44	6.43%	74	6.62%	74	6.62%
15	6.44%	15	6.44%	45	6.64%	45	6.64%	75	6.41%	75	6.41%
16	6.44%	16	6.44%	46	6.42%	46	6.42%	76	6.41%	76	6.41%
17	7.13%	17	7.13%	47	6.42%	47	6.42%	77	7.09%	77	7.09%
18	6.44%	18	6.44%	48	6.64%	48	6.64%	78	6.41%	78	6.41%
19	6.65%	19	6.65%	49	6.42%	49	6.42%	79	6.62%	79	6.62%
20	6.44%	20	6.44%	50	6.64%	50	6.64%	80	6.40%	80	6.40%
21	6.65%	21	6.65%	51	6.42%	51	6.42%	81	6.62%	81	6.62%
22	6.44%	22	6.44%	52	6.42%	52	6.42%	82	6.40%	82	6.40%
23	6.44%	23	6.44%	53	6.86%	53	6.86%	83	6.40%	83	6.40%
24	6.65%	24	6.65%	54	6.42%	54	6.42%	84	6.62%	84	6.62%
25	6.43%	25	6.43%	55	6.63%	55	6.63%	85	6.40%	85	6.40%
26	6.65%	26	6.65%	56	6.42%	56	6.42%	86	6.61%	86	6.61%
27	6.43%	27	6.43%	57	6.63%	57	6.63%	87	6.40%	87	6.40%
28	6.43%	28	6.43%	58	6.42%	58	6.42%	88	6.40%	88	6.40%
29	7.12%	29	7.12%	59	6.42%	59	6.42%	89	7.08%	89	7.08%
30	6.43%	30	6.43%	60	6.63%	60	6.63%	90	6.40%	90	6.40%
								91	6.61%	91	6.61%
								92	6.40%	92	6.40%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 4%-23% CPR for months 1-12 on the Fixed-Rate Collateral and 27% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call & Assumes Oct 31, 2003 close.

Net WAC Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life – With Corridor

A-1		M-1		M-2		M-3		M-4		M-5		M-6		M-7	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
1	8.51%	1	8.51%	1	8.51%	1	8.51%	1	8.01%	1	8.01%	1	8.01%	1	8.01%
2	8.51%	2	8.51%	2	8.51%	2	8.51%	2	6.67%	2	6.67%	2	6.67%	2	6.67%
3	8.51%	3	8.51%	3	8.51%	3	8.51%	3	6.45%	3	6.45%	3	6.45%	3	6.45%
4	8.50%	4	8.50%	4	8.50%	4	8.50%	4	6.45%	4	6.45%	4	6.45%	4	6.45%
5	8.50%	5	8.50%	5	8.50%	5	8.50%	5	6.89%	5	6.89%	5	6.89%	5	6.89%
6	8.51%	6	8.51%	6	8.51%	6	8.51%	6	6.45%	6	6.45%	6	6.45%	6	6.45%
7	8.51%	7	8.51%	7	8.51%	7	8.51%	7	6.66%	7	6.66%	7	6.66%	7	6.66%
8	8.51%	8	8.51%	8	8.51%	8	8.51%	8	6.45%	8	6.45%	8	6.45%	8	6.45%
9	8.51%	9	8.51%	9	8.51%	9	8.51%	9	6.66%	9	6.66%	9	6.66%	9	6.66%
10	8.51%	10	8.51%	10	8.51%	10	8.51%	10	6.44%	10	6.44%	10	6.44%	10	6.44%
11	8.50%	11	8.50%	11	8.50%	11	8.50%	11	6.44%	11	6.44%	11	6.44%	11	6.44%
12	8.51%	12	8.51%	12	8.51%	12	8.51%	12	6.66%	12	6.66%	12	6.66%	12	6.66%
13	8.50%	13	8.50%	13	8.50%	13	8.50%	13	6.44%	13	6.44%	13	6.44%	13	6.44%
14	8.51%	14	8.51%	14	8.51%	14	8.51%	14	6.66%	14	6.66%	14	6.66%	14	6.66%
15	8.51%	15	8.51%	15	8.51%	15	8.51%	15	6.44%	15	6.44%	15	6.44%	15	6.44%
16	8.51%	16	8.51%	16	8.51%	16	8.51%	16	6.44%	16	6.44%	16	6.44%	16	6.44%
17	8.51%	17	8.51%	17	8.51%	17	8.51%	17	7.13%	17	7.13%	17	7.13%	17	7.13%
18	8.51%	18	8.51%	18	8.51%	18	8.51%	18	6.44%	18	6.44%	18	6.44%	18	6.44%
19	8.51%	19	8.51%	19	8.51%	19	8.51%	19	6.65%	19	6.65%	19	6.65%	19	6.65%
20	8.51%	20	8.51%	20	8.51%	20	8.51%	20	6.44%	20	6.44%	20	6.44%	20	6.44%
21	8.51%	21	8.51%	21	8.51%	21	8.51%	21	6.66%	21	6.66%	21	6.66%	21	6.66%
22	8.51%	22	8.51%	22	8.51%	22	8.51%	22	6.45%	22	6.45%	22	6.45%	22	6.45%
23	8.51%	23	8.51%	23	8.51%	23	8.51%	23	7.25%	23	7.25%	23	7.25%	23	7.25%
24	8.50%	24	8.50%	24	8.50%	24	8.50%	24	7.49%	24	7.49%	24	7.49%	24	7.49%
25	8.51%	25	8.51%	25	8.51%	25	8.51%	25	7.25%	25	7.25%	25	7.25%	25	7.25%
26	8.51%	26	8.51%	26	8.51%	26	8.51%	26	7.49%	26	7.49%	26	7.49%	26	7.49%
27	8.51%	27	8.51%	27	8.51%	27	8.51%	27	7.25%	27	7.25%	27	7.25%	27	7.25%
28	8.51%	28	8.51%	28	8.51%	28	8.51%	28	7.25%	28	7.25%	28	7.25%	28	7.25%
29	8.91%	29	8.91%	29	8.91%	29	8.91%	29	8.91%	29	8.91%	29	8.91%	29	8.91%
30	8.52%	30	8.52%	30	8.52%	30	8.52%	30	8.05%	30	8.05%	30	8.05%	30	8.05%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 4%-23% CPR for months 1-12 on the Fixed-Rate Collateral and 27% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call & Assumes Oct 31, 2003 close.

CMLTI 2003-HE2
$133,565,000

Net WAC Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for life – With Corridor (Continued)

A-1		M-1		M-2		M-3		M-4		M-5		M-6		M-7	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
31	8.51%	31	8.51%	31	8.51%	31	8.51%	31	8.31%	31	8.31%	31	8.31%	31	8.31%
32	8.51%	32	8.51%	32	8.51%	32	8.51%	32	8.04%	32	8.04%	32	8.04%	32	8.04%
33	8.50%	33	8.50%	33	8.50%	33	8.50%	33	8.31%	33	8.31%	33	8.31%	33	8.31%
34	8.52%	34	8.52%	34	8.52%	34	8.52%	34	8.05%	34	8.05%	34	8.05%	34	8.05%
35	8.89%	35	8.89%	35	8.89%	35	8.89%	35	8.89%	35	8.89%	35	8.89%	35	8.89%
36	9.18%	36	9.18%	36	9.18%	36	9.18%	36	9.18%	36	9.18%	36	9.18%	36	9.18%
37	8.88%	37	8.88%	37	8.88%	37	8.88%	37	8.88%	37	8.88%	37	8.88%	37	8.88%
38	9.17%	38	9.17%	38	9.17%	38	9.17%	38	9.17%	38	9.17%	38	9.17%	38	9.17%
39	8.88%	39	8.88%	39	8.88%	39	8.88%	39	8.88%	39	8.88%	39	8.88%	39	8.88%
40	8.88%	40	8.88%	40	8.88%	40	8.88%	40	8.88%	40	8.88%	40	8.88%	40	8.88%
41	10.75%	41	10.75%	41	10.75%	41	10.75%	41	10.75%	41	10.75%	41	10.75%	41	10.75%
42	9.70%	42	9.70%	42	9.70%	42	9.70%	42	9.70%	42	9.70%	42	9.70%	42	9.70%
43	10.02%	43	10.02%	43	10.02%	43	10.02%	43	10.02%	43	10.02%	43	10.02%	43	10.02%
44	9.69%	44	9.69%	44	9.69%	44	9.69%	44	9.69%	44	9.69%	44	9.69%	44	9.69%
45	10.02%	45	10.02%	45	10.02%	45	10.02%	45	10.02%	45	10.02%	45	10.02%	45	10.02%
46	9.69%	46	9.69%	46	9.69%	46	9.69%	46	9.69%	46	9.69%	46	9.69%	46	9.69%
47	10.25%	47	10.25%	47	10.25%	47	10.25%	47	10.25%	47	10.25%	47	10.25%	47	10.25%
48	10.59%	48	10.59%	48	10.59%	48	10.59%	48	10.59%	48	10.59%	48	10.59%	48	10.59%
49	10.24%	49	10.24%	49	10.24%	49	10.24%	49	10.24%	49	10.24%	49	10.24%	49	10.24%
50	10.58%	50	10.58%	50	10.58%	50	10.58%	50	10.58%	50	10.58%	50	10.58%	50	10.58%
51	10.23%	51	10.23%	51	10.23%	51	10.23%	51	10.23%	51	10.23%	51	10.23%	51	10.23%
52	10.22%	52	10.22%	52	10.22%	52	10.22%	52	10.22%	52	10.22%	52	10.22%	52	10.22%
53	10.98%	53	10.98%	53	10.98%	53	10.98%	53	10.98%	53	10.98%	53	10.98%	53	10.98%
54	10.26%	54	10.26%	54	10.26%	54	10.26%	54	10.26%	54	10.26%	54	10.26%	54	10.26%
55	10.60%	55	10.60%	55	10.60%	55	10.60%	55	10.60%	55	10.60%	55	10.60%	55	10.60%
56	10.25%	56	10.25%	56	10.25%	56	10.25%	56	10.25%	56	10.25%	56	10.25%	56	10.25%
57	10.59%	57	10.59%	57	10.59%	57	10.59%	57	10.59%	57	10.59%	57	10.59%	57	10.59%
58	10.24%	58	10.24%	58	10.24%	58	10.24%	58	10.24%	58	10.24%	58	10.24%	58	10.24%
59	10.27%	59	10.27%	59	10.27%	59	10.27%	59	10.27%	59	10.27%	59	10.27%	59	10.27%
60	10.60%	60	10.60%	60	10.60%	60	10.60%	60	10.60%	60	10.60%	60	10.60%	60	10.60%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 4%-23% CPR for months 1-12 on the Fixed-Rate Collateral and 27% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call & Assumes Oct 31, 2003 close.

Net WAC Cap Table – 1-month LIBOR @ 20.00% for Life;6-month LIBOR @ 20.00% for Life – With Corridor (Continued)

A-1		M-1		M-2		M-3		M-4		M-5		M-6		M-7	
Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate	Pd	Rate
61	10.26%	61	10.26%	61	10.26%	61	10.26%	61	10.26%	61	10.26%	61	10.26%	61	10.26%
62	10.59%	62	10.59%	62	10.59%	62	10.59%	62	10.59%	62	10.59%	62	10.59%	62	10.59%
63	10.24%	63	10.24%	63	10.24%	63	10.24%	63	10.24%	63	10.24%	63	10.24%	63	10.24%
64	10.24%	64	10.24%	64	10.24%	64	10.24%	64	10.24%	64	10.24%	64	10.24%	64	10.24%
65	11.33%	65	11.33%	65	11.33%	65	11.33%	65	11.33%	65	11.33%	65	11.33%	65	11.33%
66	10.23%	66	10.23%	66	10.23%	66	10.23%	66	10.23%	66	10.23%	66	10.23%	66	10.23%
67	10.56%	67	10.56%	67	10.56%	67	10.56%	67	10.56%	67	10.56%	67	10.56%	67	10.56%
68	10.21%	68	10.21%	68	10.21%	68	10.21%	68	10.21%	68	10.21%	68	10.21%	68	10.21%
69	10.55%	69	10.55%	69	10.55%	69	10.55%	69	10.55%	69	10.55%	69	10.55%	69	10.55%
70	10.20%	70	10.20%	70	10.20%	70	10.20%	70	10.20%	70	10.20%	70	10.20%	70	10.20%
71	10.20%	71	10.20%	71	10.20%	71	10.20%	71	10.20%	71	10.20%	71	10.20%	71	10.20%
72	10.53%	72	10.53%	72	10.53%	72	10.53%	72	10.53%	72	10.53%	72	10.53%	72	10.53%
73	10.18%	73	10.18%	73	10.18%	73	10.18%	73	10.18%	73	10.18%	73	10.18%	73	10.18%
74	10.52%	74	10.52%	74	10.52%	74	10.52%	74	10.52%	74	10.52%	74	10.52%	74	10.52%
75	10.17%	75	10.17%	75	10.17%	75	10.17%	75	10.17%	75	10.17%	75	10.17%	75	10.17%
76	10.17%	76	10.17%	76	10.17%	76	10.17%	76	10.17%	76	10.17%	76	10.17%	76	10.17%
77	11.25%	77	11.25%	77	11.25%	77	11.25%	77	11.25%	77	11.25%	77	11.25%	77	11.25%
78	10.15%	78	10.15%	78	10.15%	78	10.15%	78	10.15%	78	10.15%	78	10.15%	78	10.15%
79	10.49%	79	10.49%	79	10.49%	79	10.49%	79	10.49%	79	10.49%	79	10.49%	79	10.49%
80	10.14%	80	10.14%	80	10.14%	80	10.14%	80	10.14%	80	10.14%	80	10.14%	80	10.14%
81	10.47%	81	10.47%	81	10.47%	81	10.47%	81	10.47%	81	10.47%	81	10.47%	81	10.47%
82	10.13%	82	10.13%	82	10.13%	82	10.13%	82	10.13%	82	10.13%	82	10.13%	82	10.13%
83	10.12%	83	10.12%	83	10.12%	83	10.12%	83	10.12%	83	10.12%	83	10.12%	83	10.12%
84	10.46%	84	10.46%	84	10.46%	84	10.46%	84	10.46%	84	10.46%	84	10.46%	84	10.46%
85	10.11%	85	10.11%	85	10.11%	85	10.11%	85	10.11%	85	10.11%	85	10.11%	85	10.11%
86	10.44%	86	10.44%	86	10.44%	86	10.44%	86	10.44%	86	10.44%	86	10.44%	86	10.44%
87	10.10%	87	10.10%	87	10.10%	87	10.10%	87	10.10%	87	10.10%	87	10.10%	87	10.10%
88	10.09%	88	10.09%	88	10.09%	88	10.09%	88	10.09%	88	10.09%	88	10.09%	88	10.09%
89	11.17%	89	11.17%	89	11.17%	89	11.17%	89	11.17%	89	11.17%	89	11.17%	89	11.17%
90	10.08%	90	10.08%	90	10.08%	90	10.08%	90	10.08%	90	10.08%	90	10.08%	90	10.08%
91	10.41%	91	10.41%	91	10.41%	91	10.41%	91	10.41%	91	10.41%	91	10.41%	91	10.41%
92	10.07%	92	10.07%	92	10.07%	92	10.07%	92	10.07%	92	10.07%	92	10.07%	92	10.07%
93	10.40%	93	10.40%	93	10.40%	93	10.40%	93	10.40%	93	10.40%	93	10.40%	93	10.40%

POOL CAP IS THE MAXIMUM COUPON FOR THE BONDS USING THESE ASSUMPTIONS:

- 4%-23% CPR for months 1-12 on the Fixed-Rate Collateral and 27% CPR for Life on the Adjustable-Rate Collateral
- Bonds and collateral are adjusted for Actual/360 basis
- Fees include Servicing and Trustee
- To Call & Assumes Oct 31, 2003 close.

Pricing Speeds (Assumes Oct 31, 2003 close):
Fixed Rate Mortgages: 4% to 23%CPR over 12mos
Adjustable Rate Mortgages: 27%CPR

Sensitivity Analysis – To Maturity

PPC	0.0%	50.0%	**100.0%**	150.0%	200.0%
Class A-1					
Avg. Life (yrs)	18.09	5.44	**2.79**	1.58	0.96
Window (mo)	1 – 357	1 - 322	**1 – 205**	1 - 132	1 – 29
Expected Final Mat.	Jul 2033	Aug 2030	**November 2020**	Oct 2014	Mar 2006
Class M-1					
Avg. Life (yrs)	25.86	10.72	**5.69**	5.02	4.86
Window (mo)	257 – 356	58 - 293	**40 - 170**	49 - 109	29 - 92
Expected Final Mat.	Jun 2033	Mar 2028	**December 2017**	Nov 2012	Jun 2011
Class M-2					
Avg. Life (yrs)	25.86	10.68	**5.62**	4.44	3.65
Window (mo)	257 – 354	58 - 277	**39 - 157**	44 - 100	39 – 70
Expected Final Mat.	Apr 2033	Nov 2026	**November 2016**	Feb 2012	Aug 2009
Class M-3					
Avg. Life (yrs)	25.85	10.63	**5.57**	4.25	3.38
Window (mo)	257 – 353	58 - 264	**38 - 146**	43 - 93	37 - 65
Expected Final Mat.	Mar 2033	Oct 2025	**December 2015**	July 2011	Mar 2009
Class M-4					
Avg. Life (yrs)	25.85	10.59	**5.53**	4.15	3.24
Window (mo)	257 – 352	58 - 255	**38 - 140**	41 - 89	35 - 62
Expected Final Mat.	Feb 2033	Jan 2025	**June 2015**	Mar 2011	Dec 2008
Class M-5					
Avg. Life (yrs)	25.84	10.52	**5.48**	4.06	3.14
Window (mo)	257 – 351	58 - 243	**38 - 132**	40 – 84	34 - 58
Expected Final Mat.	Jan 2033	Jan 2024	**October 2014**	Oct 2010	Aug 2008
Class M-6					
Avg. Life (yrs)	25.83	10.43	**5.42**	3.97	3.05
Window (mo)	257 – 349	58 - 234	**37 - 126**	39 - 80	32 - 56
Expected Final Mat.	Nov 2032	Apr 2023	**April 2014**	Jun 2010	Jun 2008
Class M-7					
Avg. Life (yrs)	25.78	10.16	**5.24**	3.81	2.89
Window (mo)	257 – 346	58 - 217	**37 - 115**	38 - 73	31 - 51
Expected Final Mat.	Aug 2032	Nov 2021	**May 2013**	Nov 2009	Jan 2008

CMLT 2003-HE2
$133,565,000
Pricing Speeds (Assumes Oct 31, 2003 close):
Fix: 4-23HEP over 12mos
ARM: 27CPR

Sensitivity Analysis – To 10% Call

PPC	0.0%	50.0%	**100.0%**	150.0%	200.0%
Class A-1					
Avg. Life (yrs)	18.03	5.09	**2.57**	1.44	0.96
Window (mo)	1 – 339	1 - 178	**1 – 92**	1 - 58	1 – 29
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2006
Class M-1					
Avg. Life (yrs)	25.72	9.86	**5.15**	4.60	3.35
Window (mo)	257 – 339	58 - 178	**40 - 92**	49 - 58	29 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-2					
Avg. Life (yrs)	25.72	9.86	**5.11**	4.11	3.37
Window (mo)	257 – 339	58 - 178	**39 - 92**	44 - 58	39 – 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-3					
Avg. Life (yrs)	25.72	9.86	**5.10**	3.95	3.18
Window (mo)	257 – 339	58 - 178	**38 - 92**	43 – 58	37 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-4					
Avg. Life (yrs)	25.72	9.86	**5.09**	3.87	3.05
Window (mo)	257 – 339	58 - 178	**38 - 92**	41 – 58	35 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-5					
Avg. Life (yrs)	25.72	9.86	**5.09**	3.81	2.97
Window (mo)	257 – 339	58 - 178	**38 - 92**	40 - 58	34 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-6					
Avg. Life (yrs)	25.72	9.86	**5.08**	3.75	2.91
Window (mo)	257 – 339	58 - 178	**37 - 92**	39 - 58	32 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007
Class M-7					
Avg. Life (yrs)	25.72	9.86	**5.07**	3.70	2.83
Window (mo)	257 – 339	58 - 178	**37 - 92**	38 - 58	31 - 41
Expected Final Mat.	Jan 2032	Aug 2018	**June 2011**	Aug 2008	Mar 2007

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

	Collateral Summary	Ranges (if applicable)

Total Number of Loans	773	
Total Outstanding Loan Balance	$146,372,724.09	
Average Loan Principal Balance	$189,356.69	$39,898.46 - $628,829.88
WA Coupon	7.19%	4.75% - 10.99%
ARM Characteristics		
Margin	5.70%	4.95% - 6.95%
First Periodic Cap	1.50%	1.50% - 1.50%
Subsequent Periodic Cap	1.50%	1.50% - 1.50%
Lifetime Max	14.41%	11.99% - 17.99%
Lifetime Min	7.41%	4.99% - 10.99%
WA Original Term (mo.)	356	180 - 360
WA Remaining Term (mo.)	353	176 - 358
WA Original LTV	79.45%	19.08% - 100.00%
WA FICO	599	500 – 779
1st Liens	100.00%	
Balloons (%)	0.00%	
Loan Type		
Fixed	35.88%	
2/28 - 6 month LIBOR	60.00%	
3/27 - 6 month LIBOR	4.12%	
Property Type		
Single Family	76.31%	
2-4 Unit / Multi Unit	8.68%	
Condo	7.61%	
PUD	6.55%	
Manufacturing / Modular	0.85%	
Townhouse	0.00%	
Occupancy Status		
Primary	94.52%	
Second Home	0.35%	
Investment	5.13%	
Loan Purpose		
Cash-Out Refinance	79.14%	
Purchase	10.71%	
Rate-Term Refinance	10.15%	
Geographic Distribution		
	CA 60.89%	
	IL 11.47%	
	FL 9.30%	

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Origination Date*.

Original Mortgage Loan Principal Balances			
Range of Balances ($)	**Number of Mortgage Loans**	**Origination Date Loan Balance ($)**	**% of Origination Date Loan Balance**
25,000.01 - 50,000.00	7	326,200.00	0.22
50,000.01 - 75,000.00	48	3,091,782.00	2.11
75,000.01 - 100,000.00	70	6,316,251.00	4.31
100,000.01 - 125,000.00	97	10,974,015.00	7.48
125,000.01 - 175,000.00	179	26,295,863.00	17.93
175,000.01 - 200,000.00	87	16,240,068.00	11.07
200,000.01 - 225,000.00	71	15,139,699.00	10.32
225,000.01 - 250,000.00	42	9,864,020.00	6.73
250,000.01 - 275,000.00	39	10,221,086.00	6.97
275,000.01 - 300,000.00	28	8,018,146.00	5.47
300,000.01 - 322,700.00	26	8,138,150.00	5.55
322,700.01 - 350,000.00	21	7,114,110.00	4.85
350,000.01 - 500,000.00	55	23,120,885.00	15.76
500,000.01 -1,000,000.00	3	1,815,000.00	1.24
Total:	773	146,675,275.00	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Current Mortgage Loan Principal Balances

Range of Balances ($)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
25,000.01 - 50,000.00	7	325,555.20	0.22
50,000.01 - 75,000.00	48	3,085,503.55	2.11
75,000.01 - 100,000.00	70	6,304,000.76	4.31
100,000.01 - 125,000.00	98	11,076,525.71	7.57
125,000.01 - 175,000.00	179	26,289,905.82	17.96
175,000.01 - 200,000.00	87	16,227,633.54	11.09
200,000.01 - 225,000.00	71	15,129,903.85	10.34
225,000.01 - 250,000.00	41	9,619,713.10	6.57
250,000.01 - 275,000.00	40	10,475,718.27	7.16
275,000.01 - 300,000.00	27	7,727,665.08	5.28
300,000.01 - 322,700.00	28	8,766,937.86	5.99
322,700.01 - 350,000.00	19	6,455,754.07	4.41
350,000.01 - 500,000.00	55	23,076,507.80	15.77
500,000.01 -1,000,000.00	3	1,811,399.48	1.24
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Mortgage Rates

Range of Mortgage Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.500 - 4.999	5	1,534,893.25	1.05
5.000 - 5.499	10	1,966,080.41	1.34
5.500 - 5.999	67	13,745,432.85	9.39
6.000 - 6.499	98	20,628,589.65	14.09
6.500 - 6.999	184	36,487,293.08	24.93
7.000 - 7.499	88	17,525,239.73	11.97
7.500 - 7.999	152	28,618,383.41	19.55
8.000 - 8.499	63	9,513,155.83	6.50
8.500 - 8.999	65	10,491,170.80	7.17
9.000 - 9.499	23	3,408,610.84	2.33
9.500 - 9.999	11	1,725,304.38	1.18
10.000 - 10.499	3	235,316.73	0.16
10.500 - 10.999	4	493,253.13	0.34
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Original Term to Maturity

Original Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
000 - 180	18	2,611,586.16	1.78
181 - 240	8	1,283,257.85	0.88
241 - 360	747	142,477,880.08	97.34
Total:	773	146,372,724.09	100.00

Remaining Term to Maturity

Remaining Term to Maturity (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
121 - 180	18	2,611,586.16	1.78
181 - 240	8	1,283,257.85	0.88
241 - 300	1	87,194.38	0.06
301 - 360	746	142,390,685.70	97.28
Total:	773	146,372,724.09	100.00

Seasoning

Seasoning (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
001 - 002	579	111,622,562.75	76.26
003 - 004	190	34,260,809.80	23.41
005 - 006	4	489,351.54	0.33
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Original Loan-to-Value Ratio

Range of Original LTV Ratio (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0.01 - 25.00	1	199,622.38	0.14
30.01 - 35.00	1	56,047.64	0.04
35.01 - 40.00	6	585,177.08	0.40
40.01 - 45.00	6	1,034,102.84	0.71
45.01 - 50.00	12	1,605,074.00	1.10
50.01 - 55.00	16	2,216,856.11	1.51
55.01 - 60.00	26	4,471,690.05	3.06
60.01 - 65.00	30	5,806,952.36	3.97
65.01 - 70.00	59	10,214,966.88	6.98
70.01 - 75.00	81	16,419,312.64	11.22
75.01 - 80.00	190	36,282,776.78	24.79
80.01 - 85.00	141	26,723,900.88	18.26
85.01 - 90.00	187	37,745,118.19	25.79
90.01 - 95.00	10	1,672,887.99	1.14
95.01 - 100.00	7	1,338,238.27	0.91
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Occupancy Type

Occupancy Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Investment	48	7,509,966.98	5.13
Primary	721	138,353,068.83	94.52
Second Home	4	509,688.28	0.35
Total:	773	146,372,724.09	100.00

Property Type

Property Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
2-Unit	35	7,496,263.70	5.12
3-Unit	13	3,083,620.54	2.11
4-Unit	8	2,121,835.36	1.45
Condo	68	11,137,916.74	7.61
Manufacturing /Modular	14	1,249,565.13	0.85
PUD	40	9,586,272.65	6.55
Single Family	595	111,697,249.97	76.31
Total:	773	146,372,724.09	100.00

Loan Purpose

Loan Purpose	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Cash Out Refinance	615	115,833,229.82	79.14
Purchase	85	15,679,019.35	10.71
Rate-Term Refinance	73	14,860,474.92	10.15
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Documentation Type

Documentation Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Full Doc	420	72,940,459.17	49.83
Limited Doc	35	8,368,173.34	5.72
Stated Income	318	65,064,091.58	44.45
Total:	773	146,372,724.09	100.00

Loan Type

Loan Type	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
2/28 (6mL)	446	87,819,023.76	60.00
3/27 (6mL)	30	6,027,875.37	4.12
Fixed	297	52,525,824.96	35.88
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date.*

Geographical Distribution

State	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
Alabama	2	160,038.13	0.11
Alaska	3	454,518.78	0.31
Arizona	8	1,038,524.73	0.71
California	406	89,126,116.87	60.89
Colorado	4	698,406.39	0.48
Connecticut	8	1,806,318.74	1.23
Florida	87	13,618,301.43	9.30
Georgia	3	521,892.11	0.36
Hawaii	1	175,762.08	0.12
Idaho	1	83,140.84	0.06
Illinois	93	16,786,341.08	11.47
Indiana	14	1,310,559.23	0.90
Iowa	1	102,239.17	0.07
Kansas	3	498,870.10	0.34
Kentucky	2	190,478.13	0.13
Louisiana	3	306,561.68	0.21
Maine	1	78,294.21	0.05
Maryland	9	1,395,134.16	0.95
Massachusetts	8	2,051,160.52	1.40
Michigan	10	1,270,625.21	0.87
Minnesota	3	591,390.01	0.40
Mississippi	3	186,681.14	0.13
Missouri	16	2,334,082.76	1.59
Nevada	8	1,296,483.70	0.89
New Mexico	4	360,349.87	0.25
New York	5	1,204,125.96	0.82
North Carolina	17	2,028,667.00	1.39
Ohio	16	1,629,438.98	1.11
Oklahoma	1	138,210.80	0.09
Oregon	7	825,255.31	0.56
South Carolina	6	759,489.55	0.52
Tennessee	8	1,739,720.18	1.19
Virginia	4	586,822.95	0.40
Washington	6	845,006.23	0.58
Wisconsin	2	173,716.06	0.12
Total:	773	146,372,724.09	100.00

Total Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Gross Margins

Range of Gross Margins (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.500 - 4.999	37	8,082,084.33	8.61
5.000 - 5.499	152	31,111,430.49	33.15
5.500 - 5.999	132	27,116,306.94	28.89
6.000 - 6.499	102	17,806,643.28	18.97
6.500 - 6.999	53	9,730,434.09	10.37
Total:	476	93,846,899.13	100.00

Total Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Next Interest Rate Adjustment Date

Next Interest Rate Adjustment Date	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
May-05	4	489,351.54	0.52
June-05	30	5,201,981.80	5.54
July-05	93	18,169,199.91	19.36
August-05	319	63,958,490.51	68.15
June-06	1	143,608.84	0.15
July-06	11	1,988,386.31	2.12
August-06	18	3,895,880.22	4.15
Total:	476	93,846,899.13	100.00

Total Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Maximum Rates

Range of Maximum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
11.500 - 11.999	4	1,447,698.87	1.54
12.000 - 12.499	4	923,042.86	0.98
12.500 - 12.999	31	6,352,105.38	6.77
13.000 - 13.499	46	9,835,508.03	10.48
13.500 - 13.999	94	20,158,539.26	21.48
14.000 - 14.499	58	11,845,803.52	12.62
14.500 - 14.999	101	20,995,048.96	22.37
15.000 - 15.499	50	7,937,490.10	8.46
15.500 - 15.999	54	9,052,850.40	9.65
16.000 - 16.499	21	3,250,832.75	3.46
16.500 - 16.999	8	1,484,786.82	1.58
17.000 - 17.499	2	176,306.09	0.19
17.500 - 17.999	3	386,886.09	0.41
Total:	476	93,846,899.13	100.00

Total Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Minimum Rates

Range of Minimum Rates (%)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
4.500 - 4.999	4	1,447,698.87	1.54
5.000 - 5.499	4	923,042.86	0.98
5.500 - 5.999	31	6,352,105.38	6.77
6.000 - 6.499	46	9,835,508.03	10.48
6.500 - 6.999	94	20,158,539.26	21.48
7.000 - 7.499	58	11,845,803.52	12.62
7.500 - 7.999	101	20,995,048.96	22.37
8.000 - 8.499	50	7,937,490.10	8.46
8.500 - 8.999	54	9,052,850.40	9.65
9.000 - 9.499	21	3,250,832.75	3.46
9.500 - 9.999	8	1,484,786.82	1.58
10.000 - 10.499	2	176,306.09	0.19
10.500 - 10.999	3	386,886.09	0.41
Total:	476	93,846,899.13	100.00

Total Collateral Summary

Collateral statistics for the adjustable rate mortgage loans listed below are as of the *Cut-off Date*.

Initial Periodic Rate Cap			
Initial Periodic Rate Cap (%)	**Number of Mortgage Loans**	**Cut-off Date Loan Balance ($)**	**% of Cut-off Date Loan Balance**
1.5	476	93,846,899.13	100.00
Total:	476	93,846,899.13	100.00

Subsequent Periodic Rate Cap			
Subsequent Periodic Rate Cap (%)	**Number of Mortgage Loans**	**Cut-off Date Loan Balance ($)**	**% of Cut-off Date Loan Balance**
1.5	476	93,846,899.13	100.00
Total:	476	93,846,899.13	100.00

Total Collateral Summary

Collateral statistics for the mortgage loans listed below are as of the *Cut-off Date*.

Prepayment Penalty Term

Prepay Penalty Term (months)	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
0	142	24,334,724.15	16.63
12	27	5,724,720.70	3.91
24	324	65,805,146.77	44.96
36	279	50,438,704.94	34.46
60	1	69,427.53	0.05
Total:	773	146,372,724.09	100.00

Credit Score Distribution

Credit Score Range	Number of Mortgage Loans	Cut-off Date Loan Balance ($)	% of Cut-off Date Loan Balance
500 - 525	57	9,632,959.39	6.58
526 - 550	117	19,781,307.28	13.51
551 - 575	134	27,343,352.80	18.68
576 - 600	139	25,832,937.37	17.65
601 - 625	98	20,481,987.10	13.99
626 - 650	89	16,649,213.00	11.37
651 - 675	54	10,471,106.56	7.15
676 - 700	40	7,078,190.04	4.84
701 - 725	27	5,220,857.21	3.57
726 - 750	10	2,262,114.51	1.55
751 - 775	6	1,363,705.47	0.93
776 - 800	2	254,993.36	0.17
Total:	773	146,372,724.09	100.00